Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “potential”, “plan”, “should”, “expect”, variations of such words and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are discussed in filings we make with the United States Securities and Exchange Commission, or the SEC, including our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Alterity Therapeutics Limited, or the Company (or together with its subsidiaries, the Group), is a development stage enterprise incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of neurodegenerative diseases, currently focusing on Parkinsonian and other movement disorders. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents sixty of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our” and “Alterity” mean Alterity Therapeutics Limited and its subsidiaries, unless otherwise indicated.

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early to mid-stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration of the brain. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early to mid-stage of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2021.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2021.

Highlights For The Six Months Ended December 31, 2021

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2021.

The Group’s 30 June 2021 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

PRODUCT DEVELOPMENT

Lead compound – ATH434

Alterity Therapeutics’ lead compound ATH434 is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism. ATH434 is orally bioavailable, brain penetrant, and is being developed for Multiple System Atrophy (MSA), a Parkinsonian disorder.

MSA is a rare neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement and can include rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. Current treatment includes medications and lifestyle changes to help manage symptoms, but there is no treatment to slow disease progression and there is no cure.

The Company’s Phase 1 Clinical trial reported in 2019 found ATH434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) human subjects, with an adverse event profile comparable to placebo. The safety profile was similar for adult and older adult volunteers. The results also indicated that ATH434 crosses the blood brain barrier in humans and that well-tolerated doses achieved concentrations in the brain that exceed those associated with robust efficacy in animal models.

ATH434 has Orphan drug designation both with the US FDA and European Commission for the treatment of MSA.

Phase 2 clinical trial for patients with MSA

Alterity is in the advanced stages of planning for the commencement of its Phase 2 clinical trial for patients with early-stage MSA.

The trial is a randomized, double-blind, placebo-controlled investigation that will explore the effect of ATH434 treatment on imaging and protein biomarkers such as aggregating α-synuclein and excess iron, which are important contributors to MSA pathology. Clinical endpoints and other biomarkers will permit comprehensive assessment of ATH434 efficacy along with characterization of safety and pharmacokinetics. Patients will receive treatment for 12 months which will provide an opportunity to detect changes in efficacy endpoints in order to optimize design of a definitive Phase 3 study.

The company announced its first clinical location in December with the New Zealand Medicines and Medical Devices Safety Authority (Medsafe) authorizing Alterity to commence recruitment in that country. This is the first jurisdiction to authorize the trial with further countries to follow in 2022. The trial expected to open for enrollment in the first quarter of CY 2022.

bioMUSE natural history study for MSA patients

Biomarkers of progression in Multiple Systems Atrophy (bioMUSE) is a natural history study tracking the progression of patients with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations.

bioMUSE has met its initial enrollment goal and has been expanded to 20 patients. It continues to provide longitudinal biomarker and clinical data to characterize disease progression in a patient population that mirrors those to be enrolled in the Phase 2 study. The data generated thus far have been invaluable in informing and reducing risk in the Phase 2 trial design.

Key data from bioMUSE were presented at the International Parkinson and Movement Disorder Society Congress and reported that advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), demonstrated pathological iron accumulation in multiple areas of the brain in patients with early MSA.

The study investigators concluded that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and have potential to serve as a biomarker for assessing treatment induced changes.

Growing scientific validation

Scientific interest and validation in ATH434 continue to grow with data from the Phase 1 trial presented at several global scientific and clinical conferences.

This included the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults”, described results from the Company’s Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65-year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing.

In addition, three preclinical studies demonstrating the potential of ATH434 to treat Parkinsonian disorders were published.

Movement Disorders, the official journal of the International Parkinson and Movement Disorder Society, published results from a study demonstrating that ATH434 reduces α-synuclein related neurodegeneration in a widely accepted murine model of MSA. The study was performed at the Laboratory for Translational Neurodegeneration Research, Department of Neurology, Medical University of Innsbruck in Austria, a leading laboratory of animal research in MSA, under the direction of Professor Nadia Stefanova. The pre-clinical study showed that treatment with ATH434 was neuroprotective and improved motor function.

The Journal of Parkinson’s Disease published the results from a preclinical study investigating the effect of ATH434 on gastrointestinal complications titled “ATH434 Reverses Colorectal Dysfunction in the A53T Mouse Model of Parkinson’s Disease”. Non-motor symptoms are common in patients with Parkinsonian disorders, such as Parkinson’s disease and MSA. Parkinson’s disease patients experience gastrointestinal complications, cognitive deficits, autonomic dysfunction, and mood disturbance and these non-motor manifestations are an important source of morbidity and reduced quality of life.

Plos ONE published an in vitro study concluding that the novel mechanism of action of ATH434 provides a compelling case for its continued development as a therapeutic agent in neurodegenerative diseases associated with iron accumulation.

Post the reporting period, Alterity advised that data in an animal model of MSA was published in the Journal of Parkinson’s Disease. The publication, entitled, “The Compound ATH434 Prevents Alpha-Synuclein Toxicity in a Murine Model of Multiple System Atrophy” described a study evaluating the efficacy of ATH434 in genetically altered mice that develop manifestations of MSA. The investigation demonstrated that in the studied brain region, ATH434 treatment reduced both the toxic oligomeric and aggregated forms of α-synuclein, a central nervous system protein important for normal function of nerve cells. At the same time, ATH434 treatment reduced the cardinal pathology of MSA (glial cell inclusions), reduced brain iron, preserved neurons, and improved motor performance. The results independently confirmed the previous findings from the laboratory of Dr. Stefanova. The publication concluded that ATH434 is a promising small molecule drug candidate that has potential for treating MSA. The study was led by David I. Finkelstein, Ph.D., Head of Parkinson’s Disease Laboratory at the Florey Institute of Neuroscience and Mental Health and the University of Melbourne.

Next generation compounds to treat neurodegenerative diseases

Alterity’s clinical development strategy is based on the hypothesis that its therapeutics can reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain, thereby disrupting the underlying pathology of neurodegenerative conditions. This includes Parkinsonian disorders such as Parkinson’s disease and Multiple System Atrophy, as well as Alzheimer’s disease.

During the period, significant progress was made on two important new patents that place Alterity in a strong position with respect to its iron chaperone technology. These new patent families support the expansion of Alterity’s drug development portfolio. These novel molecules are designed to redistribute the excess iron implicated in many neurodegenerative diseases.  In July, the Company announced that the United States Patent and Trademark Office (USPTO) granted US patent No. 10,941,143 relating to claims on a group of 150 novel compounds that act as iron chaperones. This was followed, in August, by a second composition of matter patent, which was allowed by the USPTO securing exclusivity for a new group of iron chaperones that covers more than 80 novel compounds. This patent No. US 11,155,547 has subsequently been granted.

Cash

The Group’s cash on hand as at December 31, 2021 totaled A$37 million. In addition, the Group has recorded a trade receivable at December 31, 2021 of A$6.3 million from the Australian Tax Office. This amount is in respect of the estimated 2022 R&D tax incentive claim of A$2.13 million and for the financial year ended June 30, 2021 of A$4.13 million.

Six Months Ended December 31, 2021 Compared to Six Months Ended December 31, 2020

Income from ordinary activities

Income from ordinary activities, consisting of interest income, decreased to A$1,350 for the six months ended December 31, 2021 from A$6,553 for the six months ended December 31, 2020, a decrease of A$5,203, or 79.4%. The decrease in interest income is primarily attributable to the lower interest rates, lower Australian dollar cash balances and lower utilization of longer-term interest-bearing deposits during the period.

Other income

Other income of A$2,359,198 for the six months ended December 31, 2021 includes the Group’s estimate of R&D tax incentive claimable of A$2,133,452 from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount increased by A$250,127, or 13.3% from A$1,883,325 for the six months ended December 31, 2020. This increase in total R&D expenditures is primarily caused by the increase in the period attributable to preparation for the Phase II study of the Group’s lead product candidate ATH434.

In addition, other income of A$225,746 was recognized in relation to the receipt of grant funding awarded by Michael J. Fox Foundation during the half-year ended December 31, 2021.

General and administration expenses

General and administration expenses reduced to A$3,194,790 for the six months ended December 31, 2021 from A$3,673,407 for the six months ended December 31, 2020, which represented a decrease of A$478,617, or 13.03%. The decrease in general and administration expenses was mainly due to share-based expense from the issuance of unlisted options to Directors of the Group in the prior period.

Research and development expenses

Research and development expenses increased to A$6,761,542 for the six months ended December 31, 2021 from A$5,806,841 for the six months ended December 31, 2020, which represented an increase of A$954,701, or 16.4%. The increase in research and development expenses in the six months ending December 31, 2021 was primarily due to the increase in research and development activities attributable to preparation ofr the Phase II study of the Group’s lead product candidate ATH434.

Other gains and losses

Other gains and losses consist of gains and losses from foreign exchange for the periods. This increased to a gain of A$1,218,745 for the six months ended December 31, 2020 from a loss of A$852,232 for the six months ended December 31, 2020, an increase of A$2,070,977, or 243%. In the 6 months ended December 31 2021, the Australian dollar depreciated against the US dollar by 3.03%, while in the 2020 period the Australian dollar appreciated by 10.37%. Furthermore, the Company holds more cash in USD in current period as compared to last period end.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2021 our accumulated deficit totaled A$176,311,973. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2021 for a discussion of our financing efforts prior to June 30, 2021.

We had A$37,002,201 of cash and cash equivalents at December 31, 2021 compared to A$28,115,516 at June 30, 2021.

Capital expenditures for the six months ended December 31, 2021 were A$2,559 and capital expenditures for the six months ended December 31, 2020 were A$2,494. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

●	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the half-year ended December 31, 2021, we recorded A$2,133,452 in other income with respect to funds we will receive in relation to the 2022 financial year under the research and development incentive scheme. In the half-year ended December 31, 2020, we recorded A$1,883,325 in other income with respect to funds we will receive in relation to the 2021 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities increased to A$8,672,054 for the six months ended December 31, 2021 from A$7,330,306 for the six months ended December 31, 2020. Net cash used in operating activities consists of payments to suppliers and employees. The increase in net cash used in the 2022 period was due receipt of the R&D tax incentive refund for the 2021 financial year not being received within the current period.

Net cash used by investing activities increased to A$2,559 for the six months ended December 31, 2021 from A$2,494 for the six months ended December 31, 2020. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash generated from financing activities decreased to A$16,343,031 for the six months ended December 31, 2021 from A$34,165,301 used for the six months ended December 31, 2020. The decrease is attributable to the two tranche A$35 million private placement in the prior period.

We have an unrealized foreign exchange gain of A$1,218,267 for the six months ended December 31, 2021 compared to a loss of A$987,215 for the six months ended December 31, 2020. In the 6 months ended December 31, 2021, the Australian dollar depreciated against the US dollar by 3.03%, while in the 2020 period the Australian dollar appreciated by 10.37%. The current period gain is primarily attributable to a larger US dollar cash balance which was favorably impacted by this depreciation in AUD.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2021.